EXHIBIT 99.1

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com

                 CLICKSOFTWARE ANNOUNCES ACCELERATED VESTING OF
                               UNDERWATER OPTIONS
              -----------------------------------------------------

BURLINGTON, MA, DECEMBER 7, 2005 - ClickSoftware Technologies, Ltd., (NasdaqSC:
CKSW), the leading provider of workforce and service optimization solutions, announced today that the Board of Directors of ClickSoftware has approved the accelerated vesting of unvested employee stock options granted to employees and officers with exercise prices of $1.75 or above. Accordingly, options to purchase approximately 0.8 million shares became exercisable immediately. The accelerated options, which are considered vested as of December 5, 2005, have exercise prices ranging from $ 1.75 to $ 4.25 per share and a weighted average exercise price of $ 2.54. The number and exercise prices of the shares involved are unchanged.

The vesting acceleration enables ClickSoftware to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of FASB Statement NO. 123R (Share-Based Payment) in January 2006. As a result of this change, the Company expects to reduce the after tax stock option expense it otherwise would have been required to record by approximately $2 million over a 4 year period. This estimate is subject to change and is based on estimated value calculations using the Black-Scholes methodology.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.